CMA Multi-State Municipal Series Trust
Series Number: 12
File Number: 811-5011
CIK Number: 810598
CMA North Carolina Municipal Money Fund
For the Period Ending: 09/30/2003

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch, Pierce, Fenner, & Smith Inc., for the six months ended September 30, 2003.

Sales (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

6/20/2003	$200	University NC Chapel Hill	1.00%	02/15/2031
6/23/2003	300	University NC Chapel Hill	1.03	02/15/2031
6/27/2003	200	University NC Chapel Hill	1.02	02/15/2031
6/30/2003	2,300	University NC Chapel Hill	1.00	02/15/2031
7/28/2003	5,900	University NC Chapel Hill	0.82	02/15/2031
8/22/2003	1,000	University NC Chapel Hill	0.80	02/15/2031